Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

MINK THERAPEUTICS, INC.

MINK THERAPEUTICS, INC. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

FIRST: The Certificate of Incorporation of the Corporation is hereby amended so that the existing Section 4 is deleted in its entirety and restated as follows:

“The total number of shares of stock that this corporation shall have authority to issue is 35,000,000 shares of Common Stock, $0.00001 par value per share. Each share of Common Stock shall be entitled to one vote.”

SECOND: The Certificate of Incorporation is hereby amended by adding the following paragraph immediately following Section 4:

“Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each share of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time (collectively, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be divided and converted into 2.783 shares of the Corporation’s Common Stock. The par value of the Corporation’s Common Stock following the split of the Pre-Split Common Stock shall remain $0.00001 per share.

Each holder of a certificate or certificates of Pre-Split Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation for cancellation, a new certificate or certificates for a number of shares equal to the aggregate number of shares of holder’s Pre-Split Common Stock multiplied by 2.783, rounded down to the nearest whole number. No fractional shares will be issued in connection with or following the Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof and in accordance with Section 155 of the Delaware General Corporation Law, be entitled to receive an amount in cash to be determined in good faith by the board of directors of the Corporation equal to such fraction of a share multiplied by the fair value of a share of the Corporation’s Common Stock. From and after the Effective Time, any certificates of Pre-Split Common Stock not surrendered to the Corporation and cancelled will be deemed for all purposes to represent the appropriately increased number of shares of the Corporation’s Common Stock.”

SECOND: The amendment of the Certificate of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

THIRD: The remaining provisions of the Certificate of Incorporation not affected by the aforementioned amendment shall remain in full force and not be affected by this Certificate of Amendment.

IN WITNESS WHEREOF, the undersigned has caused this Certificate to be duly executed in its corporate name this 29th day of September, 2021.

MiNK THERAPEUTICS, INC.

By:	/s/ Jennifer S. Buell, Ph.D.
Name: Jennifer S. Buell, Ph.D.
Title: President and Chief Executive Officer